Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2	Date of Material Change

August 1, 2023.

Item 3	News Release

The press release attached as Schedule “A” was released on August 1, 2023 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Geoffrey Morphy

President & Chief Executive Officer

Bitfarms Ltd.

gmorphy@bitfarms.com

Item 9	Date of Report

August 1, 2023.

Schedule “A”

Bitfarms Mines 378 BTC in July

- Launched expansion to nearly double hydropower capacity to 350 MW -

- Hosting Bitfarms Analyst Day on September 14th in New York City -

This news release constitutes a “designated news release” for purposes of the Company’s prospectus supplement dated August 16, 2021, to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (August 1, 2023) - Bitfarms Ltd. (NASDAQ: BITF//TSX: BITF), a global vertically integrated Bitcoin mining company, provides a Bitcoin (BTC) production and mining operations update for July 2023.

“We follow a disciplined and accretive growth strategy of securing low-cost power and investing capital wisely in highly efficient operations with compelling projected returns,” said Geoff Morphy, CEO of Bitfarms. “To this end, in July we initiated an expansion plan to nearly double our hydropower capacity to 350 MW by acquiring 150 MW of under-utilized hydropower in Paraguay. As an industry veteran of over five years with operations in four countries, Bitfarms has a proven track record of expeditiously establishing operations in new jurisdictions. Through expansion in Paraguay, the Company seeks to leverage its industry knowledge and economies of scale to drive greater production efficiency. We plan to commence construction on the first 50 MW facility here in Q3 2023.”

“In July, we started production at our 11th farm in Baie-Comeau. It is on track to reach its first 11 MW of production in Q3 2023 with an additional 11 MW targeted to come online in 2H 2024. Upon completion, Baie-Comeau will increase our Quebec portfolio to 8 sites and 170 MW of low-cost hydro power. With miner deliveries and installations progressing smoothly in Rio Cuarto, Argentina, we are confident we will achieve our Q3 2023 target hashrate of 6.3 EH/s,” concluded Morphy.

Ben Gagnon, Chief Mining Officer of Bitfarms, said, “In July, BTC production was 378, compared to 385 BTC in June 2023 as difficulty increased another 3.3% in the month. Production was also impacted by intense weather events, including record temperatures and unprecedented wildfires that led to poor air quality in Quebec and resulted in the temporary throttling back of miners. In addition, our Magog farm went offline for 7 days because of a direct lightning strike that disabled its primary electricity transformer, although no other damage was incurred.

“Our strategy for risk mitigation incorporates redundancy and geographic diversification. In the case of Magog, the outage impacted only a small percentage of overall production. Utilizing our highly skilled in-house electrical subsidiary and reserve equipment and parts, we were able to restore production in less than a week, rather than potentially a month or more if we needed to order parts and equipment,” added Gagnon.

The average BTC price rose in July to $30,100, up 9.1% from $27,600 in June. Of the 378 BTC mined, 333 BTC were sold and 45 BTC were added to treasury, which reached 594 BTC at July 31, 2023.

Mining Review

July production of 378 BTC was 1.8% lower than the 385 BTC mined in June largely due to disruptions caused by extreme weather resulting in lower average EH/s online.

Network difficulty increased 3.3% in July compared to June as Bitcoin miners continue to invest in capacity in anticipation of higher Bitcoin prices. Difficulty is up 48.0% year-to-date in 2023, while the BTC price is up roughly 76.5% in the same period, resulting in a 21.0% improvement in mining economics as measured by USD/TH/day.

Key Performance Indicators	July 2023	June 2023	July 2022
Total BTC Mined	378	385	500
Month End Operating EH/s	5.3	5.3	3.8
BTC/Avg. EH/s	76	77	138
Operating Capacity (MW)	212	207	166
Hydropower MW	183	178	166
Watts/Terahash Efficiency (w/TH)	38	39	41
BTC Sold	333	346	1,623

July 2023 Select Operating Highlights

●	5.3 EH/s online as of July 31, 2023, up 40% from July 31, 2022, and level with June 30, 2023.

●	5.0 EH/s average online, down 0.6% from June 2023.

●	76.1 BTC/average EH/s, down 0.8% from 76.7 in June 2023.

●	378 BTC mined, down 1.8% from June 2023 and down 24.4% from July 2022.

●	12.2 BTC mined daily on average, equivalent to about $356,240 per day and approximately $11.0 million for the month based on a BTC price of $29,200 on July 31, 2023.

●	In Paraguay, acquired two Power Purchase Agreements for up to 150 MW of hydropower: up to 50 MW in Paso Pe, which is in close proximity to our existing operations in Villaricca, and up to 100 MW in Yguazu, a new location close to the third largest hydroelectric dam in the world.

●	In Magog, Québec, made upgrades to electrical infrastructure for 2,900 new Bitmain miners.

●	At Rio Cuarto, Argentina, 2,360 miners have arrived and are being processed by Argentine customs authority, with an additional 5,117 miners in transit.

●	At Baie-Comeau, Québec, initiated 3 MW of production, increased to 5 MW by July 31, 2023, on track to reach 11 MW in Q3 2023, and positioned to add another 11 MW of planned hydropower capacity for a total of 22 MW in 2H 2024.

o	1,300 miners now running of total 2,900 redeployed from Magog.

●	In Washington State, upgraded ventilation and cooling systems, increasing average uptime.

Bitfarms’ BTC Monthly Production

The table below presents an overview of BTC mined per month in each of the first seven months of 2023 and 2022, respectively.

Month	BTC Mined 2023	BTC Mined 2022
January	486	301
February	387	298
March	424	363
April	379	405
May	459	431
June	385	420
July	378	500
Total YTD	2,898	2,718

July 2023 Financial Update

●	Sold 333 BTC of the 378 BTC mined, generating total proceeds of $9.9 million.

●	Reduced total outstanding indebtedness by $1.8 million, resulting in a remaining balance of $13.7 million at July 31, 2023.

●	Added 45 BTC to treasury, increasing custody to 594 BTC, representing approximately $17.3 million based on a BTC price of $29,200 at July 31, 2023.

Conferences and Events

Bitfarms plans to attend the following upcoming events:

●	August 9-10, Canaccord 43rd Annual Growth Conference, Boston

●	September 7, 3rd Annual Needham Virtual Crypto Conference

●	September 11-13, HC Wainwright Conference, New York

●	September 14, Bitfarms Analyst Day, New York

●	September 25-27, POW (Proof of Work) Summit, Prague

●	October 11-12, Bitcoin Amsterdam

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin mining company. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 farms, which are located in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC BTC/day = Bitcoin or Bitcoin per day
●	EH or EH/s = Exahash or exahash per second
●	MW or MWh = Megawatts or megawatt hour
●	PH or PH/s = Petahash or petahash per second
●	TH or TH/s = Terahash or terahash per second

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding enhancement of mining facilities, geographic diversification, growth opportunities and prospects, including as to the Company’s plans to increase hydropower capacity, establish operations in Paraguay and complete the Baie-Comeau farm, the expansion of operating capacity, upgrading and deployment of miners as well as the timing therefor, improved financial performance and other statements regarding future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the availability of financing opportunities, risks associated with economic conditions, dependence on management and conflicts of interest, the ability to service debt obligations and maintain flexibility in respect of debt covenants; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; conflict of interests with directors and management; government regulations; the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market equity offering program (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2022, filed on March 21, 2023. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts:

LHA Investor Relations

David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Khushboo Chaudhary

+1 646-373-9946

mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca